

02006969



RECEIVED
FEB 2 8 2002

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

Vf 3-6-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verity Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Tower Boulevard, Suite 808
(No. and Street)

Durham	NC	27707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amy L. Keener (919) 490-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nelson & Company, PA
(Name – *if individual, state last, first, middle name*)

3603 University Drive	Durham	NC	27707
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, Gordon T. Wegwert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

[signature]
Signature

President
Title

[signature]
Notary Public

My Commission expires 12-3-2006.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-3
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITY INVESTMENTS, INC.

Financial Statements

December 31, 2001 and 2000

VERITY INVESTMENTS, INC.

CONTENTS

919 490-8585 Durham
919 929-1700 Chapel Hill
919 490-8591 Fax
E-mail nelsoncomp@nelsonandcompany.com


Nelson
&COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Offices
3603 UNIVERSITY DRIVE
DURHAM, NORTH CAROLINA 27707
4101 LAKE BOONE TRAIL
RALEIGH, NORTH CAROLINA 27607

Mailing Address
POST OFFICE BOX 52179
DURHAM, NORTH CAROLINA 27717

INDEPENDENT AUDITORS' REPORT



February 13, 2002

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

We have audited the accompanying statements of financial condition of Verity Investments, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verity Investments, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 9 and the Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 on pages 10-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson & Company, P.A.

VERITY INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 30,852	$ 38,908
CRD deposits	723	73
Commissions receivable	13,941	20,994
Receivable from Parent	4,778	71
Total current assets	50,294	60,046
OTHER ASSETS	-	400
	$ 50,294	$ 60,446
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 10,466	$ 20,618
Total current liabilities	10,466	20,618
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized, 100,000 shares; issued and outstanding, 1,000	31,000	31,000
Retained earnings	8,828	8,828
Total stockholders' equity	39,828	39,828
	$ 50,294	$ 60,446

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commission income	$ 575,163	$ 465,961
12b-1 commissions	107,903	105,487
Municipal income	4,647	-
Other income	117	1,460
Total revenues	687,830	572,908
Expenses		
Commissions expense	365,269	315,683
Management fee	298,609	236,073
Licenses	7,634	4,906
Professional fees	6,624	2,324
Advertising	3,494	385
Software	1,901	834
Salaries and payroll	1,768	4,679
Bank charges	1,046	196
Postage/copying	685	1,988
Organizational amortization	400	600
Training expense	400	595
Computer services	-	1,621
Meals and entertainment	-	1,236
Supplies	-	678
Miscellaneous expense	-	1,110
Total expenses	687,830	572,908
Income before income taxes	-	-
Provision for income taxes	-	-
Net income	$ -	$ -

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years ended December 31, 2001 and 2000

	Common Stock	Retained Earnings
Balances at December 31, 1999	$ 31,000	$ 8,828
Net income for 2000	-	-
Balances at December 31, 2000	$ 31,000	$ 8,828
Net income for 2001	-	-
Balances at December 31, 2001	$ 31,000	$ 8,828

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Amortization	400	600
Change in assets and liabilities:		
(Increase) decrease in CRD deposits	(650)	210
Decrease in certificate of deposit	-	6,318
Decrease in commissions receivable	7,053	7,606
(Increase) in receivable from Parent	(4,707)	(71)
(Decrease) increase in current liabilities	(10,152)	6,058
Net cash (used in) provided by operating activities	(8,056)	20,721
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
Net (decrease) increase in cash and cash equivalents	(8,056)	20,721
CASH AND CASH EQUIVALENTS		
Beginning	38,908	18,187
Ending	$ 30,852	$ 38,908
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for:		
Interest	$ -	$ 23
Income taxes	$ -	$ 75

The accompanying notes are an integral part of the financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Verity Investments, Inc. (The Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company is a North Carolina corporation that is a wholly-owned subsidiary of Verity Asset Management, Inc. (the Parent).

A Summary of the Company's Significant Accounting Policies follows:

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase of less than ninety days, which are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Bad Debts

The Company uses the allowance method to determine uncollectible accounts. At December 31, 2001 and 2000, management believed that all accounts receivable were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain items in the 2000 financial statements have been reclassified to conform to the presentation adopted for the 2001 financial statements. These reclassifications had no effect on previously reported net income or retained earnings.

Note 2. Other Assets

Other assets consist of organization expenses of $3,000 which are being amortized using the straight-line method over a five year period.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $33,998 which was $8,998 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1. At December 31, 2000, the Company had net capital of $37,734, which was $12,734 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.55 to 1.

Note 4. Related Party

By an agreement dated June 28, 1996, Verity Asset Management, Inc., the parent company of the Verity Investments, Inc., agreed to pay all expenses incurred by its wholly-owned subsidiary for rent, supplies and salaries. Under this agreement Verity Investments, Inc. is not responsible for reimbursing Verity Asset Management, Inc. However, the Company paid management fees to Verity Asset Management, Inc. totaling $298,609 and $236,073 in 2001 and 2000, respectively.

Note 5. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

VERITY INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
December 31, 2001

Net capital		
Total stockholders' equity	$	39,828
Deductions and/or charges:		
Nonallowable assets:		
Receivables over 30 days due		329
CRD deposits		723
Receivable from Parent		4,778
Net capital	$	33,998
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payables	$	10,466
Total aggregate indebtedness	$	10,466
Computation of basis net capital requirement		
Minimum net capital required:		
Company	$	698
Minimum dollar requirement	$	25,000
Net capital required (greater of the above two items)	$	25,000
Excess net capital	$	8,998
Excess net capital at 1,500 percent	$	33,300
Excess net capital at 1,000 percent	$	32,951
Ratio: Aggregate indebtedness to net capital		0.31 to 1
Reconciliation with Companys computation (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	37,843
Audit adjustment to commissions receivable	$	(3,846)
Miscellaneous		1
Net capital, per above	$	33,998

919 490-8585 Durham
919 929-1700 Chapel Hill
919 490-8591 Fax
E-mail nelsoncomp@nelsonandcompany.com


Nelson
&COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Offices
3603 UNIVERSITY DRIVE
DURHAM, NORTH CAROLINA 27707
4101 LAKE BOONE TRAIL
RALEIGH, NORTH CAROLINA 27607

Mailing Address
POST OFFICE BOX 52179
DURHAM, NORTH CAROLINA 27717

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 13, 2002

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

In planning and performing our audit of the financial statements of Verity Investments, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nelson & Company, P.A.